EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

Banro Foundation’s “Celebrate the Congo” Event Raises $112,000 for
New Hospital in Maniema Province, DRC

•	Banro Foundation fundraiser highlights a year of spending on health care in the DRC, including construction of four new medical facilities
•	Banro Foundation and the Panzi Hospital, Bukavu, inaugurate new multi-purpose women’s health unit
•	New Salambila Hospital represents Banro’s 2012 “Commitment to Action” as a member of the Clinton Global Initiative

Toronto, Canada – September 25, 2012 - Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to report that the Banro Foundation, a registered charity in the Democratic Republic of the Congo (the "DRC"), is on track to complete its most ambitious year to date in advancing the quality and availability of health care in six communities of the eastern DRC.

“Celebrate the Congo” Fundraiser
A major highlight of the Banro Foundation in 2012 was the success of its fundraising event, “Celebrate the Congo,” which was held in Toronto on September 14, 2012 and attended by approximately 140 people. This celebration of Congolese art and music received outstanding financial support from Canadian and international companies active in the mining industry, as well as the guests at the event, raising a total of $112,000. Proceeds from the event are being used for the construction of a new $165,000 hospital in the town of Salambila, Maniema Province, DRC.

Among the financial contributors to the fundraising event were Banro Corporation, GMP Securities, Norton Rose LLP, Dorsey & Whitney LLP, MDM Engineering, Aggreko plc, BMO Capital Markets, Civicon Congo SPRL, Dalbit Petroleum, Loncor Resources Inc, SGS, SRK Consulting, Deloitte, TD Securities, RBC Dominion Securities and Macrae Design.

The Salambila Hospital is also Banro’s 2012 Commitment to Action as a member of President Bill Clinton’s foundation, the Clinton Global Initiative (CGI).

Inauguration of Multi-purpose Women’s Health Unit, Panzi Hospital
On August 30, 2012, the Banro Foundation and the Panzi General Referral Hospital in Bukavu, DRC officially inaugurated the new multipurpose women’s health centre at the Panzi Hospital. The new facility supports prenatal consultation, family planning and HIV sensitization, child health and other activities related to women’s health.

The new $121,000 unit was constructed by the Banro Foundation for the Panzi Hospital with funds raised through a golf tournament held near Toronto in 2011.  The Panzi Hospital has earned a global reputation for its outstanding work in providing medical care for women, including women who have been victims of sexual violence. The Panzi Hospital treats an average of 3,500 women each year, free of charge.

2012 Health Care Commitments
In addition to the two projects above, the Banro Foundation is currently constructing the new Tukolo Health Centre, Phase 1 in the town of Kamituga and the new Biyombe Health Centre at Lugushwa. Both towns are in South Kivu Province and in areas that have been without proper medical care. The new health centres will open in December 2012.

Another major initiative was the delivery of a new ambulance to the Ifendula Hospital in the town of Luhwindja, South Kivu province on August 29, 2012. The new Toyota Land Cruiser, whose operations will be partly funded by Banro Foundation, replaces a 25-year-old vehicle.

Together with Banro’s mine development team at the Company’s Namoya project, the Banro Foundation underwrote the cost of transporting medical equipment from Kinshasa to Kindu, Maniema Province, for use in a hospital and schools in the town of Kasongo. The arrival of the equipment was celebrated in a public ceremony in Kindu on September 2, 2012.

Improving the quality of medical care remains a challenge in the eastern DRC. While the quality of care provided by the Panzi Hospital and its 150 satellite clinics is considered to be outstanding, the same is not true for many regional health centres. To help improve the quality of medical care, the Banro Foundation has begun discussions with a leading health NGO to assume health care management of all medical facilities built by the Banro Foundation.

The Banro Foundation
Established in 2005 and based in Bukavu, DRC, the Banro Foundation is funded by the Company with a mandate to improve the lives of thousands of people living in South Kivu and Maniema provinces through strategic investments in education, health and infrastructure development and to provide humanitarian assistance as needed. Approximately 60 projects, costing a total of approximately $3.5 million have been completed during the past seven years.

By the end of 2012 this will include construction of 10 new schools and rehabilitation of two additional schools plus the introduction of scholarships and other programs to promote educational opportunities, construction of six health care facilities, two shipments of medical equipment from Canada to the eastern DRC,  the building of potable water systems including a system serving 18,000 people in four villages, the rehabilitation of over 100 kilometres of roads and bridges and many more projects.

The Banro Foundation works closely with local communities in selecting, building and promoting the maintenance of facilities. Among the principles guiding the work of the Banro Foundation is a focus on projects that benefit communities as whole and promotion of opportunities for women.

Photographs of Banro Foundation projects and events can be viewed at www.banro.com/s/CorporateResponsibility.asp. The Company’s comprehensive commitment to Congolese economic and social development is discussed at length in the Company’s 2012 Sustainability Report, A New Direction for the Eastern Democratic Republic of the Congo, which is posted on the Banro website, www.banro.com.

Clinton Global Initiative (CGI)
Established in 2005 by President Bill Clinton, the Clinton Global Initiative (CGI) convenes global leaders to create and implement innovative solutions to the world’s most pressing challenges. CGI Annual Meetings have brought together more than 150 heads of state, 20 Nobel Prize laureates, and hundreds of leading CEOs, heads of foundations and NGOs, major philanthropists, and members of the media. To date CGI members have made more than 2,100 commitments, which are already improving the lives of nearly 400 million people in more than 180 countries. When fully funded and implemented, these commitments will be valued at $69.2 billion. CGI’s Annual Meeting is held each September in New York City. CGI also convenes CGI America, a meeting focused on collaborative solutions to economic recovery in the United States, and CGI University (CGI U), which brings together undergraduate and graduate students to address pressing challenges in their community or around the world. For more information, visit clintonglobalinitiative.org and follow us on Twitter @ClintonGlobal and Facebook at facebook.com/clintonglobalinitiative.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which attract a lower technical and financial risk to the Company and will also maximize cash flows in order to develop the belt with minimal further dilution to shareholders. All business activities are followed in a socially and environmentally responsible manner.

-------------------------------------------------

For further information, please visit our website at www.banro.com, or contact: Martin Jones, Banro Foundation, Toronto, Ontario, Tel: (416) 366-2221 ext 3213.   Follow us on
twitter @Banrocorp and Facebook at http://www.facebook.com/pages/Banro-Foundation/123995677734860. The Banro Foundation blog is http://banrofoundation.tumblr.com/